14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

November 13, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	1606 Corp.
Amendment No. 1 to Offering Statement on Form 1-A
Filed October 18, 2024
File No. 024-12466

Dear Ms. Ishmukhamedova:

We are in receipt of your letter dated October 31, 2024, setting forth certain comments to the Offering Statement on Form 1-A, as amended (the “Form 1-A”), which was filed on July 19, 2024 by 1606 Corp., a Nevada corporation (the “Company”) and subsequently amended on October 18, 2024. In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 1 to Offering Statement on Form 1-A

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

Note 7 - Commitments and Contingencies

Employment Agreements, page F-26

1. We note your response to prior comment 3 confirming that Greg Lambrecht’s salary was accrued and unpaid, and not waived. As such, please clarify your disclosure stating that he agreed to waive his right to payment of any amounts due but unpaid under his employment contract.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Form 1-A (the “Amendment”) which amended the footnote disclosure to show that Mr. Lambrecht’s salary was accrued and unpaid.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	Austen Lambrecht, CEO